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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-54260

FIRST PHOSPHATE CORP.

(Exact name of registrant as specified in its charter)

1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

(01-14)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

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Item 1.	Exchange Act Reporting History

A.	The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on January 26, 2011 when the Company, then called Pan American Lithium Corp., registered its securities with the SEC under Section 12(g) of the Exchange Act. The registration of the Company, or Pan American Lithium Corp., was revoked by the SEC pursuant to a 12(j) under the Exchange Act. On April 29, 2024 the Company went effective on a 20-F registration statement under the Exchange Act and re-commenced reporting obligations under the Exchange Act.

B.	The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form. The Company filed its annual report on Form 20-F for the fiscal year ended February 29, 2024 on July 8, 2024.

Item 2.	Recent United States Market Activity

First Phosphate has not sold securities in the United States in a registered offering under the Exchange Act.

Item 3.	Foreign Listing and Primary Trading Market

A.	The primary trading market for the Company common shares (the “Common Shares”) is in Canada on the Canadian Securities Exchange (“CSE”). The Common Shares also trade outside the United States in Germany on the Frankfurt Stock Exchange (“FSE”).

B.	The Common Shares began trading on the CSE in Canada and the FSE in Germany on February 22, 2023 and February 28, 2023, respectively. The Company has maintained a listing of its Common Shares on the CSE and FSE for at least the 12 months preceding the filing of this Form.

C.	During the 12 month period ended beginning March 14, 2024 and ending March 13, 2025, inclusive (the “Applicable Period”), trading on the CSE accounted for approximately 96.7% of trading in the Company common shares in on-exchange transactions. The trading market for the Common Shares on the CSE is larger than the trading market for the Common Shares in the United States.

Item 4.	Comparative Trading Volume Data

The Company’s trading volume used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	The Applicable Period is the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i).

B.	During the Applicable Period, the average daily trading volume of the Common Shares in the United States was 3,540 Common Shares and 108,481 on a worldwide basis.

C.	During the Applicable Period, the average daily trading volume of the Common Shares in the United States was 3.3% as a percentage of the average daily trading volume of the Common Shares.

D.	Not applicable.

E.	Not applicable.

F.	The Company used MarketWatch.com as the source of trading volume information for purposes of determining whether it meets the requirements of Rule 12h-6.

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Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.	Pursuant to Rule 12h-6(h), the Company disclosed its intent to terminate the registration of the Common Shares under Section 12(g) of the Exchange Act and its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act on April 30, 2025.

B.	The Company disseminated the notice in the United States by means of a press release (the “Press Release”) published via Newsfile Corp. The Company has submitted a copy of this notice under cover of a Form 6-K dated April 30, 2025.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available through the System for Electronic Document Analysis and Retrieval (SEDAR+) at its website at www.sedarplus.com and on the Company’s website at www.firstphosphate.com.

PART III

Item 10.	Exhibits

Not Applicable

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)        The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)        Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)         It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, First Phosphate Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, First Phosphate Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: April 30, 2025

FIRST PHOSPHATE CORP.

By:	/s/ Bennett Kurtz
Name:	Bennett Kurtz
Title:	Chief Financial Officer

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